SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (Amendment _______)*

                          FIVE STAR QUALITY CARE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   33832D 10 6
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 2001
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                         Page 2 of 12 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HRPT Properties Trust  I.R.S. ID No. 04-6558834
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*
                                                           (a) [ ]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)     [ ]


--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              1,280,923.8
BENEFICIALLY              ------------------------------------------------------
OWNED BY                  8         SHARED VOTING POWER
 EACH
REPORTING
PERSON                    ------------------------------------------------------
 WITH                     9         SOLE DISPOSITIVE POWER

                                    1,280,923.8
                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,280,923.8
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                          [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                         Page 3 of 12 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            REIT Management & Research LLC  I.R.S. ID No. 04-3583787
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]
                                                           (b) [ ]

--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)     [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY              ------------------------------------------------------
OWNED BY                  8         SHARED VOTING POWER
 EACH
REPORTING
PERSON                    ------------------------------------------------------
 WITH                     9         SOLE DISPOSITIVE POWER


                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,280,923.8
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                          [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                         Page 4 of 12 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            REIT Management & Research Trust  I.R.S. ID No. 04-3402206
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]
                                                           (b) [ ]

--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)     [ ]


--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY              ------------------------------------------------------
OWNED BY                  8         SHARED VOTING POWER
 EACH
REPORTING
PERSON                    ------------------------------------------------------
 WITH                     9         SOLE DISPOSITIVE POWER


                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,280,923.8
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                          [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                         Page 5 of 12 Pages
--------------------------------------------------------------------------------


Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is shares of Common Stock, par value $0.01 (the "Shares"), of Five Star Quality Care, Inc., a Maryland corporation ("Five Star"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), REIT Management & Research LLC, a Delaware limited liability company ("RMR") and REIT Management & Research Trust, a Massachusetts business trust ("RMR Trust").

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Patrick F. Donelan, Rev. Justinian Manning, C.P., Frederick N. Zeytoonjian, Barry M. Portnoy and Gerard M. Martin. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John C. Popeo, Treasurer, Chief Financial Officer and Secretary, David
M. Lepore, Senior Vice President, and Jennifer B. Clark, Senior Vice President and Assistant Secretary.

         RMR's principal business is providing advisory services to real estate investment trusts such as HRP, and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, Jennifer B. Clark, Vice President and Assistant Secretary, Evrett W. Benton, Vice President, John R. Hoadley, Vice President, Bruce J. Mackey Jr., Vice President, David M. Lepore, Vice President and John C. Popeo, Treasurer. The sole member and manager of RMR is RMR Trust.

         RMR Trust's principal business is to act as the member and manager of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of RMR Trust are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The trustees and executive officers of RMR Trust are the same as the directors and executive officers of RMR. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital of RMR Trust.

         Each of the individuals listed above (i) except for Mr. Donelan, is a United States citizen, (ii) except for Messrs. Donelan and Zeytoonjian and Rev. Manning, has a business address at

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                         Page 6 of 12 Pages
--------------------------------------------------------------------------------


400 Centre Street, Newton, Massachusetts 02458 and (iii) except for Messrs. Donelan and Zeytoonjian and Rev. Manning, is principally employed by RMR in the capacities specified above. Mr. Hegarty also serves as the President, Secretary and Chief Operating Officer of Senior Housing Properties Trust, a Maryland real estate investment trust ("SNH"), and Mr. Hoadley is also the Treasurer and Chief Financial Officer of SNH. Mr. Benton is also the President and Chief Executive Officer of Five Star, and Mr. Mackey is also the Treasurer and Chief Financial Officer of Five Star. Mr. Donelan is a British citizen and is Chairman and Chief Executive Officer of eSecLending and has a business address at Sion Hall, 56 Victoria Embankment, London, United Kingdom. Rev. Manning is the pastor of St. Gabriel's parish at 139 Washington Street, Brighton, Massachusetts 02135. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and has a business address at 157 Moody Road, Enfield, Connecticut 06083.

         Neither HRP, RMR, RMR Trust nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         On December 31, 2001, SNH will distribute to its shareholders one Share of Five Star for every 10 Shares of SNH owned on the record date of December 17, 2001. HRP will receive 1,280,923.8 Shares of Five Star through its ownership of 12,809,238 Shares of SNH. The Five Star Shares to be received by HRP will represent 29.3% of the total outstanding Five Star Shares. HRP will distribute all of the Five Star Shares it receives to its shareholders based on a ratio of one Share of Five Star for every 100 shares of HRP owned. In order to effect this 1 for 100 distribution, HRP expects to purchase from Five Star 7,163.7 Five Star Shares on December 31, 2001.

         Mr. Martin, through a corporation of which he is the sole stockholder, expects to receive a distribution of 12,371.9 Shares in the Spin-off (as defined in Item 4 below). Similarly, Mr. Portnoy, through a corporation of which he is the sole stockholder, expects to receive a distribution of 12,371.9 Shares in the Spin-off. In addition, the other trustees and executive officers of HRP expect to receive a distribution of 923.9 Shares in the Spin-off and the other trustees, directors and executive officers of RMR and RMR Trust expect to receive a distribution of 2,919.1 Shares in the Spin-off.

Item 4.  Purpose of Transaction.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                         Page 7 of 12 Pages
--------------------------------------------------------------------------------


         The transactions described in Item 3 above and Item 5 below were entered into principally for investment purposes.

         On December 31, 2001, SNH expects to distribute to the record holders of its common shares of beneficial interest, 4,342,170 Shares of Five Star, a wholly-owned subsidiary of SNH, as a special distribution (the "SNH Distribution"). HRP, owner of 29.5% of SNH's common shares, has agreed, pursuant to a certain transaction agreement, to immediately distribute the 1,280,923.8 Shares it expects to receive in the SNH Distribution to the record holders of its common shares of beneficial interest in a special distribution (the "HRP Distribution", and collectively with the SNH Distribution, the "Spin-off"). The record date for each of the SNH Distribution and the HRP Distribution was December 17, 2001, and the date for each of the distributions will be December 31, 2001. The Shares to be distributed in the Spin-off have been registered under the Securities Act of 1933, as amended, and will be separately listed on the American Stock Exchange under the symbol "FVE." On the record date, SNH had 43,421,700 common shares of beneficial interest outstanding and HRP had 128,808,747 common shares of beneficial interest outstanding. SNH common shareholders will receive one Five Star Share for every 10 SNH common shares held on the record date, and HRP common shareholders will receive one Five Star Share for every 100 HRP common shares held on the record date.

         In connection with the Spin-off, Five Star agreed to sell, and HRP agreed to purchase, up to 10,000 Shares in order that HRP may effect a 1 for 100 distribution to its holders of common shares of beneficial interest. Based on the number of record holders of HRP's common shares on December 17, 2001, HRP expects to purchase 7,163.7 Shares on December 31, 2001, from Five Star and the Shares will be distributed to HRP common shareholders.

         Five Star is an operating company, which will lease and operate 56 properties from SNH after the Spin-off. Five Star expects to lease 31 additional properties that SNH expects to acquire from Crestline Capital Corporation and its subsidiaries. Marriott Senior Living Services, Inc. will continue to manage these 31 properties.

         Five Star, FSQ Acquisition, Inc., a wholly-owned subsidiary of Five Star, and FSQ, Inc. have entered into an Agreement of Merger (the "Merger Agreement"). FSQ, Inc. is a facility manager and an affiliate of RMR and RMR Trust. Pursuant to the Merger Agreement, FSQ Acquisition, Inc. will merge into FSQ, Inc. and become a wholly-owned subsidiary of Five Star, in exchange for the issuance of 125,000 Shares to each of Messrs. Martin and Portnoy, the owners of FSQ, Inc. The transaction is expected to close on or around January 2, 2002. The Merger Agreement contains customary conditions, representations, warranties and indemnitees.

         HRP, RMR, RMR Trust and their respective trustees, directors and executive officers may make purchases of Shares from time to time, in the open market or in private transactions, depending on their respective analysis of Five Star's business, prospects and financial condition,

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                         Page 8 of 12 Pages
--------------------------------------------------------------------------------


the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors, although they have no present intention to do so other than as described above in this Item 4. HRP, RMR, RMR Trust and their respective trustees, directors and executive officers each intends to closely monitor their investments and may from time to time take advantage of opportunities presented to them. HRP, RMR, RMR Trust and their respective trustees, directors and executive officers may in the future also formulate plans or proposals regarding Five Star, including plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon HRP's, RMR's, RMR Trust's and their respective trustees', directors' and executive officers' continuing review of their investments and various other factors, including those mentioned above, HRP,RMR, RMR Trust or their respective trustees, directors and executive officers may, subject to any applicable securities laws and lock-up arrangements, decide to sell all or any part of the Shares, although they have no current plans to do so other than the dispositions described above in connection with the Spin-off.

         Except as set forth in this Item 4, neither HRP, RMR, RMR Trust nor their respective trustees, directors and executive officers have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of Five Star, or the disposition of securities of Five Star;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Five Star or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Five Star or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Five Star including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or distribution policy of Five Star;

         (f) Any other material change in Five Star's business or corporate structure;

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                         Page 9 of 12 Pages
--------------------------------------------------------------------------------


         (g) Changes in Five Star's articles of amendment and restatement, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Five Star by any person;

         (h) Causing a class of securities of Five Star to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Five Star becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) HRP has the right to receive 1,280,923.8 Shares, or 29.3% of the issued and outstanding Shares. RMR, as HRP's investment manager, and RMR Trust, as the sole member and manager of RMR, may under applicable regulatory definitions, be deemed to beneficially own HRP's 1,280,923.8 Shares. RMR and RMR Trust, however, expressly disclaim any beneficial ownership of HRP's 1,280,923.8 Shares.

         The trustees and executive officers of HRP expect to receive Shares in connection with the Spin-off as follows: Mr. Martin, through a corporation of which Mr. Martin is the sole stockholder, 12,371.9 Shares; Mr. Portnoy, through a corporation of which Mr. Portnoy is the sole stockholder, 12,371.9 Shares; and other trustees and executive officers of HRP, 923.9 Shares in the aggregate. In addition, Messrs. Portnoy and Martin, as Managing Trustees of HRP, may be deemed to have beneficial ownership of the 1,280,923.8 Shares held by HRP; however, Messrs. Portnoy and Martin disclaim beneficial ownership of HRP's 1,280,923.8 Shares. The Shares HRP expects to receive, when aggregated with such additional Shares the trustees and executive officers of HRP expect to receive, aggregate 1,306,591.5 Shares, which represent 29.9% of the issued and outstanding Shares. The Shares Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP expect to receive are reported herein pursuant to the provisions of Items 2 through 6 of Schedule 13D. HRP, however, expressly disclaims any beneficial ownership of the Shares that Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP expect to receive in the Spin-off.

         In addition, the trustees, directors and executive officers of RMR and RMR Trust expect to receive Shares in connection with the Spin-off as follows, in part as noted above: Mr. Martin, through a corporation of which Mr. Martin is the sole stockholder, 12,371.9 Shares; Mr. Portnoy, through a corporation of which Mr. Portnoy is the sole stockholder, 12,371.9 Shares; Mr. Hegarty, 1,144 Shares; and other executive officers of RMR Trust, 1,775.1 Shares in the

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                        Page 10 of 12 Pages
--------------------------------------------------------------------------------


aggregate. The Shares held by HRP (which may be deemed to be beneficially owned by RMR and RMR Trust), when aggregated with such additional Shares expected to be received by the trustees, directors and executive officers of RMR and RMR Trust, aggregate 1,308,586.7 Shares, which represent 30.0% of the issued and outstanding Shares. The Shares expected to be received by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust are reported herein pursuant to the provisions of Items 2 through 6 of Schedule 13D. RMR and RMR Trust, however, expressly disclaim any beneficial ownership of the Shares that Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust expect to receive in the Spin-off.

         (b) HRP has sole power to vote or dispose of its 1,280,923.8 Shares. To HRP's knowledge, each of the trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) Except as disclosed in Item 3 above, no transactions in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         HRP, Five Star, RMR and other parties have entered into a certain Transaction Agreement dated December 7, 2001 (the "Transaction Agreement"). As disclosed above, HRP has agreed to distribute the Shares it receives from SNH in the SNH Distribution immediately to holders of HRP common shares based on a ratio of one Share of Five Star for every 100 shares of HRP. In order for HRP to effect this distribution, Five Star agreed to sell, and HRP agreed to purchase, up to an additional 10,000 Shares if necessary on December 31, 2001. Also in the Transaction Agreement, Five Star has agreed that it will not take any action that, in the reasonable judgment of HRP and SNH, might reasonably be expected to have an adverse impact on the ability of SNH or HRP to qualify as "real estate investment trusts" under the Internal Revenue Code of 1986, as amended.

         Five Star, FSQ Acquisition, Inc., a wholly-owned subsidiary of Five Star, and FSQ, Inc. have entered into the Merger Agreement. FSQ, Inc. is an affiliate of RMR and RMR Trust. Pursuant to the Merger Agreement, FSQ Acquisition, Inc. will merge into FSQ, Inc. and become a wholly-owned subsidiary of Five Star, in exchange for the issuance of 125,000 Shares to each of Messrs. Martin and Portnoy, the owners of FSQ, Inc. The transaction is expected to close on

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                        Page 11 of 12 Pages
--------------------------------------------------------------------------------


or around January 2, 2002.


Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         1. Joint Filing Agreement, dated as of December 21, 2001, by and between HRP, RMR and RMR Trust.

         2. Transaction Agreement dated December 7, 2001 by and among SNH, certain subsidiaries of SNH party thereto, Five Star, certain subsidiaries of Five Star party thereto, FSQ, Inc., Hospitality Properties Trust, HRP and RMR. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Senior Housing Properties Trust on December 17, 2001.)

         3. Agreement of Merger by and among Five Star, FSQ Acquisition, Inc. and FSQ, Inc. dated December 5, 2001. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Senior Housing Properties Trust on December 17, 2001.)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 33832D 10 6                                        Page 12 of 12 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 21, 2001                   HRPT PROPERTIES TRUST



                                    By: /s/ John A. Mannix
                                        John A. Mannix, President



December 21, 2001                   REIT MANAGEMENT & RESEARCH LLC



                                    By: /s/ David J. Hegarty
                                        David J. Hegarty, President


December 21, 2001                   REIT MANAGEMENT & RESEARCH TRUST



                                    By: /s/ David J. Hegarty
                                        David J. Hegarty, President